FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou

(Registrant)

Date: 18th May, 2004	Efstratios-Georgios (Takis) Arapoglou Chairman-Governor

PRESS RELEASE

National Bank of Greece’s Annual Ordinary General Meeting of Shareholders was held today, 18 May 2004, at Megaro Mela. Present were Messrs. Panos Panagiotopoulos, Minister of Employment and Social Solidarity, Petros Doukas, Deputy Minister of Finance, and Ioannis Papathanassiou, Deputy Minister of Development, chairmen of other banks and organizations and a significant number of shareholders.

In his speech, Mr Takis Arapoglou, National Bank of Greece’s Chairman and Governor, referred to the Bank’s course for the current year and analyzed the NBG Group’s priorities for further growth and modernization. National Bank’s General Meeting of Shareholders:

1.	Approved the Board of Directors’ and the Auditors’ Reports submitted to it and ratified the annual financial statements for the financial year 2003, as same were drawn up and published by the Bank’s Board.

2.	Decided the payment of a €0.65 dividend per share for the financial year 2003 (to be paid on 21 June 2004). Entitled to the dividend are the holders of the Bank’s shares as at the closing of the ASE on 18 May 2004. As from Wednesday, 19 May 2004, the Bank’s shares shall be traded ex-2003 dividend.

3.	Approved the transitional balance sheets submitted to it for the period 1 January 2003 – 30 September 2003 of Hellenic Hotel Tourist and Consulting Enterprises S.A., Société Nationale Consultante Foncière et Touristique S.A. and Olympias Tourism Hotels S.A., absorbed by National Bank of Greece.

4.	Discharged, by roll call vote, the Board of Directors and the Auditors of National Bank of Greece and of the companies absorbed by it from any liability for indemnity for the financial year 2003.

5.	Approved the election, by decision of the Board of Directors, of Directors in replacement of the deceased and of resigned members.

6.	Approved the remuneration received by the members of the Bank’s Board of Directors, the Governor and the Deputy Governors for the year 2003 and pre-approved the new Board of Directors’ remuneration for the year 2004.

7.	Pre-approved the remuneration of non-executive members of the Board of Directors, in their capacity as members of the Audit Committee for the year 2004.

8.	Approved the Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Cod. Law 2190/1920, Article 23, par. 1).

9.	Elected a new Board of Directors which, following constitution into a body, consists of the following members: Executive members: Takis Arapoglou — Chairman and Governor. Ioannis Pechlivanidis — Deputy Governor. Non-executive members: H.E. the Metropolitan of Ioannina Theoklitos, Stefanos Vavalidis, Ioannis Yannidis, Dimitrios Daskalopoulos, Nikolaos Efthymiou, George Lanaras, John Panagopoulos, Stefanos Pantzopoulos, Constantinos Pilarinos, Drakoulis Fountoukakos-Kyriakakos, and George Athanasopoulos. Independent non-executive members: Ioannis Vartholomeos, Ploutarchos Sakellaris.

10.	Elected auditors for the purposes of the audit of the annual, semi-annual and consolidated financial statements of the Bank and its Group for the year 2004 from certified auditors Deloitte & Touche S.A.

11.	Decided the Bank’s share capital increase through capitalization of reserves from revaluation of buildings, installations and land, and of other reserves, as per Article 15 of Law 3229/2004, through the issuance of 76,517,426 new bonus shares in favor of the Bank’s existing shareholders, at a ratio of three (3) new shares to every ten (10) old shares, and the amendment to Articles 4 and 39 of the Bank’s Articles of Association. Shareholders’ accounts will be credited with the new shares following observance of all legal formalities and announcements in the press and in the ASE for cut-off.

12.	Approved the buy-back program of own shares of the Bank pursuant to Article 16, par. 5 et seq. of Cod. Law 2190/1920, according to which the Bank is entitled to purchase own shares up to 5% of its paid up share capital, between a minimum price of €4.5 and a maximum of €35 per share. Furthermore, at the Bank’s General Meeting, the restructuring of the Bank’s management structure, including the function of the General Managers, was announced. Discussion and decision making on the 14th item of the Agenda was postponed, due to lack of quorum, for a repeat General Meeting to be held on 3 June 2004, following the Board of Directors’ decision.

Athens, 18 May 2004